FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of Securities Exchange Act of 1934

For the month of January 2017

SANTANDER UK GROUP HOLDINGS PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC

Dated: 27 January 2017	By	/ s / Andrew Honey
(Authorised Signatory)

The information contained in this Quarterly Management Statement and in the Appendices is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

This statement provides a summary of the unaudited business and financial trends for the year ended 31 December 2016 for Santander UK Group Holdings plc and its subsidiaries (Santander UK), including its principal subsidiary Santander UK plc. Unless otherwise stated, references to results in previous periods and other general statements regarding past performance refer to the business results for the same period in 2015.

Supplementary information for Santander UK plc is included in Appendix 4.

A glossary of Santander UK specific terms used in the Quarterly Management Statement is available on our website at www.santander.co.uk/uk/about-santander-uk/investor-relations-glossary.

Santander UK Group Holdings plc

Quarterly Management Statement

for the year ended

31 December 2016

Contacts
Bojana Flint	Head of Investor Relations	020 7756 6474
Andy Smith	Head of Media Relations	020 7756 4212
For more information:	www.aboutsantander.co.uk	ir@santander.co.uk

Nathan Bostock, Chief Executive Officer, commented:

“I am pleased to report a strong performance in 2016. We saw net lending growth across all three customer business segments, increased cost discipline and continued good credit quality – all supported by robust UK economic growth. We also continued to see the benefits of our innovative approach to enhancing our customers’ experience, with significant improvements to core digital services throughout the course of the year giving us one integrated platform which will allow us to understand and meet our customers’ needs better. Investing in new technology such as: Investment Hub; voice banking capabilities; end to end mortgage digital application process; and working capital loan solutions that give SMEs quick access to finance, will help support our growth ambitions in 2017 and beyond, enabling us to fulfil our purpose of helping people and businesses in the UK prosper.

Looking ahead, we expect to see a changeable and more challenging macro environment in 2017. We believe the transformation we have made in putting the customer at the heart of our business, coupled with a continued focus on costs and risk management, gives us solid foundations to succeed and confidence in the future.”

2016 business and financial highlights 1

•	Profit before tax of £1,914m, up 43%; adjusted profit before tax [2] of £2,031m, up 13%

•	483,000 new 1|2|3 World customers and growth in retail current account balances of £11.6bn

•	Net mortgage lending of £1.5bn and net lending to corporates of £0.9bn

•	NIM of 1.48% and Banking NIM of 1.79% down 5bps and 4bps on FY15, respectively, with retail liability margin improvement in Q416 partially offsetting continued SVR attrition and asset margin pressure

•	Non-interest income of £1,213m, up 22%, with higher 1|2|3 Current Account fees; adjusted for the £119m gain on sale of our Visa Europe Limited shareholding in Q216, up 10%

•	Operating costs of £2,417m were well controlled, with digitalisation and product simplification supporting improvements in customer experience and operational efficiency; adjusted for £122m of Banking Reform costs including intangible asset write-downs in the year, down 4%

•	CET1 capital ratio of 11.6% and leverage ratio of 4.1%, with steady capital generation and RWA management offset by long-term rates volatility impact on the defined benefit pension scheme accounting position

	FY16	FY15
Income statement highlights	£m	£m
Net interest income	3,582	3,575
Non-interest income [3]	1,213	998
Operating expenses before impairment losses, provisions and charges	(2,417)	(2,403)
Impairment losses on loans and advances	(67)	(66)
Provisions for other liabilities and charges	(397)	(762)
Profit before tax	1,914	1,342
Adjusted profit before tax [2]	2,031	1,792

	31.12.16	31.12.15
Balance sheet highlights	£bn	£bn
Customer loans	200.2	198.6
- of which mortgages	154.3	152.8
- of which corporates	27.4	26.5
Customer deposits	172.4	162.3
CET1 capital ratio	11.6%	11.6%
PRA end-point Tier 1 leverage ratio [4]	4.1%	4.0%

1.	See Appendix 1 for notes.
2.	A number of specific gains, expenses and charges impacted the financial results for 2016 and 2015, with an aggregate impact on profit before tax of £117m and £450m, respectively. See Appendix 2 for reconciliation to the nearest IFRS measure.
3.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
4.	The leverage ratio at 31.12.16 was calculated applying the amended definition, as published in the Jul16 PRA statement. Using the previous definition the leverage ratio would have been 3.8%.

Delivering on our 2016-18 commitments 1

Our 2018 commitments were established in Sep15 and refined in Sep16 to reflect revised economic forecasts, in particular lower for longer interest rates. The key to our success remains unchanged, with a focus on our customers, shareholders and people, while delivering a culture of Simple, Personal and Fair, and being deeply engaged in the communities in which we operate. Our 2018 targets, in line with our aim to be the best bank for our stakeholders, are outlined below:

Customers	2018 target	31.12.16	31.12.15
Loyal retail customers (million)	4.7	3.7	3.7
Loyal SME and Corporate customers	308,000	290,000	266,000
Retail customer satisfaction (FRS) [2]	Top 3	62.9%	62.9%
Average of 3 highest performing peers		62.5%	62.0%
Digital customers (million)	6.5	4.6	3.9
Net fee and commission income CAGR [3]	5% - 10%	8%	N/A

•	Our loyal retail customer base continues to grow, although at a slower rate, impacted by lower demand for savings products and 1|2|3 Credit Card changes, key loyalty drivers. Loyal customers increased by 90k and total deposits by customers with a primary banking relationship were up 10% to £94.6bn. We are investing in client relationship management capability and other innovative technologies for deeper and more personalised relationships and a seamless experience across all channels.

•	Our client-centric infrastructure and award-winning international proposition continued to improve the depth of customer relationships and to drive business growth with UK companies.

•	FRS reported our retail customer satisfaction was in line with the average of our three highest performing peers on a rolling 12-month basis at Dec16, 62.9% versus 62.5%. Further improvement remains at the heart of our plans.

•	Digital customers increased strongly, with more than two million customers using our mobile apps each month, as we continue to deploy several innovative propositions to enhance our customer experience.

•	Net fee and commission income grew 8%, driven by higher 1|2|3 Current Account fees in Retail Banking and international, digital and payment fees in Commercial Banking.

Shareholders	2018 target	31.12.16	31.12.15
Return on Tangible Equity (RoTE) [4]	8% - 10%	10.9%	8.2%
Cost-to-income ratio (CIR)	50% - 52%	50%	53%
Non-performing loan (NPL) ratio	< 2.00%	1.50%	1.54%
CET1 capital ratio	c12%	11.6%	11.6%
Dividend payout ratio	50%	51%	50%

•	RoTE [4] of 10.9% was supported by solid income growth, strong cost discipline and lower PPI charges, offsetting the impact of the bank corporation tax surcharge. The dividend payout ratio was maintained and we declared £593m of ordinary dividends for the year.

•	CIR improved to 50% with operational and digital efficiencies absorbing ongoing investment and Banking Reform costs.

•	The NPL ratio improved to 1.50%, with all loan books performing well.

•	The CET1 capital ratio was 11.6% at Dec16, with steady capital generation and RWA management, offset by long-term rates volatility impact of c(30)bps on the defined benefit pension scheme accounting position.

People	2018 target	31.12.16	31.12.15
Colleague engagement (Korn Ferry) [5]	Top 3 UK Bank	72%	71%

•	We believe a highly motivated and engaged workforce provides the best customer service and are targeting incremental improvement every year. In 2016 overall engagement score improved to 72% with Santander UK above the average of other UK financial sector companies that also participate in these studies.

Communities	2018 target	31.12.16	31.12.15
People supported [6]	600,000	196,300	N/A

•	We provided support to 196,300 people in our communities through employee participation in a wide range of programmes designed to build skills, knowledge, and experience and encourage innovation. Santander Universities also awarded 8,000 scholarships.

1.	See Appendix 1 for notes.
2.	Customer satisfaction as measured by the Financial Research Survey (FRS) run by GfK. See Appendix 1 for further information.
3.	Compound annual growth rate (CAGR) is measured between FY15 and FY18.
4.	See Appendix 2 for reconciliation to Return on ordinary shareholders’ equity, which is the nearest IFRS measure.
5.	Colleague engagement is the percentage of colleagues that feel favourably engaged working for Santander UK. Survey conducted by Korn Ferry.
6.	The target for people supported is cumulative from 2016 to 2018.

	FY16	FY15	Change
Summarised consolidated income statement	£m	£m	%
Net interest income	3,582	3,575	—
Non-interest income [1]	1,213	998	22

Total operating income	4,795	4,573	5

Total operating expenses before impairment losses, provisions and charges	(2,417)	(2,403)	1

Impairment losses on loans and advances	(67)	(66)	2
Provisions for other liabilities and charges	(397)	(762)	(48)

Total operating impairment losses, provisions and charges	(464)	(828)	(44)

Profit before tax	1,914	1,342	43

Tax on profit	(597)	(380)	57

Profit after tax for the year	1,317	962	37

2016 compared to 2015

•	Net interest income was up £7m, driven by strong retail liability margin improvement in Q416 and increased lending that offset continued SVR attrition and asset margin pressure. NIM was 1.48% and Banking NIM was 1.79% for the year, compared to 1.53% and 1.83% in 2015, respectively.

•	Non-interest income at £1,213m, up 22%, benefited from a £119m gain on the sale of our Visa Europe Limited shareholding in Q216 and higher 1|2|3 Current Account fees. Adjusting for this gain, non-interest income was up 10% [2].

•	Operating expenses before impairment losses, provisions and charges were broadly flat at £2,417m, with operational efficiency absorbing investment in business growth, regulatory costs, and the ongoing enhancements to our digital channels. Adjusting for £122m Banking Reform costs including intangible asset write-downs for the year, operating expenses were down 4% [2]. Intangible asset write-downs primarily relate to a multi-entity banking platform developed for our non-ring-fenced bank under the original Banking Reform structure.

•	Impairment losses on loans and advances were broadly flat at £67m, with a single loan in Global Corporate Banking that moved to non-performance in Q216 offset by lower write-offs and charges. Overall, all loan portfolios continued to perform well.

•	Provisions for other liabilities and charges decreased 48%, mainly due to lower PPI, including Plevin, provision charges. Adjusting for the charges of £114m in 2016 and £450m in 2015, provisions for other liabilities and charges were down 9% [2].

•	Profit before tax was up 43% at £1,914m, with solid income growth, strong cost discipline and lower conduct costs. Adjusting for specific gains and charges as outlined above, profit before tax was up 13% at £2,031m [2].

•	Tax on profit increased 57% to £597m with the effective tax rate up from 28% to 31%. These increases are primarily driven by the 8% bank corporation tax surcharge and higher profits, partially offset by the tax impact of lower conduct provision charges in 2016.

Conduct remediation

•	We made an additional £114m provision charge in Q416, which represents our best estimate of future PPI, including Plevin related claim costs. With the FCA consultation expected to close in Q117, we have assessed the adequacy of our provision and applied the principles published in the Aug16 FCA consultation paper to our current assumptions.

The remaining provision for PPI redress and related costs amounted to £457m, which includes a £30m charge made in Q316 for a specific portfolio under a past business review and £114m in Q416 mentioned above. Monthly utilisation during the year, excluding the impact of past business review activity, was slightly higher than the 2015 average and in line with our assumptions.

We will continue to review our provision levels in respect of recent claims experience and once the final FCA guidance is published.

•	Existing non-PPI related conduct provisions amounted to £36m, relating predominantly to wealth and investment products.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	A number of specific gains, expenses and charges impacted the financial results for 2016 and 2015, with an aggregate impact on profit before tax of £117m and £450m, respectively. See Appendix 2 for reconciliation to the nearest IFRS measure.

Ring-fencing update

◾	On 22 December 2016, the Board of Santander UK approved a revised business model and legal entity structure to comply with the ring-fencing requirements in the UK. The revised model provides greater certainty for our customers while ensuring minimal disruption and a smooth transition for those customers impacted.

◾	With the provisions of the Banking Reform Act due for implementation by 1 January 2019, and in light of the changeable macro environment, the Board concluded that we can better serve our customers with a ‘wide’ ring-fence structure, rather than the ‘narrow’ ring-fence originally envisaged. Under this model Santander UK plc, the ring-fenced bank, will serve our retail, commercial and corporate customers. This also maintains longer term flexibility and leads to lower overall programme implementation cost with the migration now impacting fewer customers.

◾	Abbey National Treasury Services (ANTS) will no longer constitute the non ring-fenced bank and its activities will be revised as part of the new ring-fencing model.

◾	We intend to complete the implementation of our ring-fence plans in advance of the legislative deadline of 1 January 2019, with implementation subject to regulatory and court approvals and various other authorisations.

Changes to business segments and customer relationship management

•	The basis of presentation in this results announcement has been changed, and the prior period restated to reflect a transfer of customers between our Retail Banking and Commercial Banking business segments, in line with how we now manage our customers.

•	Small business customers with turnover up to £6.5m per annum (previously up to £250,000) are now served as business banking customers in Retail Banking. The balances transferred from the Commercial Banking to Retail Banking were £2.2bn in customer loans and £3.2bn in customer deposits for Dec16 and £2.3bn and £3.0bn, respectively, for Dec15. Medium and large business customers with annual turnover between £6.5m and £500m will continue to be served by Commercial Banking and those with annual turnover above £500m by Global Corporate Banking.

2016 PRA stress test results

•	The latest PRA stress test results were released on 30 November 2016. We significantly exceeded the PRA’s stress test CET1 threshold requirement of 7.3%, with a stressed CET1 ratio of 9.9%. Additionally, we exceeded the leverage threshold requirement of 3.0%, with a stressed leverage ratio of 3.6% after allowed management actions. We were the most resilient of the UK banks with a maximum drawdown of (170)bps on our CET1 ratio. The outcome of the stress test underlines the quality and strength of our UK-based balance sheet as well as our strong risk management practices.

•	The Bank of England’s CET1 hurdle rate comprises the CRR Pillar 1 minimum of 4.5% and the Pillar 2A CET1 minimum of 2.8%. The latter minimum came into effect on 1 January 2017 and represents an increase of 0.6 percentage points over the previous Pillar 2A CET1 minimum of 2.2%, which was applicable until 31 December 2016.

•	The PRA stress test focused on the resilience of UK banks to a synchronised downturn in global economies, particularly those in developing markets. It also included a severe stress scenario for the UK property market, coupled with rising unemployment and the Bank of England bank rate remaining at 0% for five years. There were also conduct and market risk stresses layered on top of the economic stress.

2017 Outlook

•	The UK’s decision to leave the EU has led to economic uncertainty and financial market volatility. The lower value of sterling, when combined with higher oil prices over the past year, we believe, is likely to lead to higher inflation. In the near-term, the effects of this and continued economic uncertainty could result in slower UK economic growth in 2017 than experienced in the past three years.

•	We expect Banking NIM [1] for 2017 to remain broadly stable from that in 2016, predicated on no change to the Bank of England Base Rate in 2017. Improvements in liability margin are expected to offset continued SVR attrition and competitive pressures on new asset margins.

•	Cost management remains a key focus, with a comprehensive programme of cost initiatives targeting a £100m reduction in the cost base by 2018. Key initiatives include digitalisation, organisational simplification and streamlining to further improve customer experience and operational efficiency.

•	Impairment charges could be slightly higher than the cyclically low levels experienced in recent years.

•	We expect our net mortgage lending to be broadly in line with the market as we continue to focus on customer service in what remains a highly competitive market. The decline in the SVR balance is likely to be lower than the net £7.0bn reduction in 2016.

•	We expect our corporate lending to be slower than in recent years, consistent with forecasted slowdown in the UK economic growth and as we manage exposures to certain segments in line with proactive risk management practices.

•	Since 31 December 2016, trends evident in the business operating results have not changed significantly.

1.	Non-IFRS measure. See Appendix 2.

	31.12.16	31.12.15
Summary of segmental balance sheet assets and liabilities	£bn	£bn
Customer loans
Retail Banking	168.6	167.0
Commercial Banking	19.4	18.7
Global Corporate Banking	5.7	5.5
Corporate Centre	6.5	7.4

Total customer loans	200.2	198.6

Other assets	102.9	82.8

Total assets	303.1	281.4

Customer deposits
Retail Banking	148.1	140.3
Commercial Banking	17.2	15.1
Global Corporate Banking	4.1	3.0
Corporate Centre	3.0	3.9

Total customer deposits	172.4	162.3

Medium Term Funding (MTF)	46.1	50.4
Other liabilities	68.5	53.0

Total liabilities	287.0	265.7

Shareholders’ equity	15.7	15.3
Non-controlling interests [1]	0.4	0.4

Total liabilities and equity	303.1	281.4

Loan-to-deposit ratio (LDR)	116%	121%

	31.12.16	31.12.15
Summarised consolidated capital, leverage, liquidity and funding	£bn	£bn
Capital and leverage
CET1 capital	10.2	10.0
Total qualifying regulatory capital	15.2	14.9
Risk-weighted assets (RWAs)	87.6	85.8

CET1 capital ratio	11.6%	11.6%
Total capital ratio [2,3]	17.3%	17.4%
PRA end-point Tier 1 leverage ratio [4]	4.1%	4.0%

Liquidity
Liquidity Coverage Ratio (LCR)	139%	120%
LCR eligible liquidity pool	50.7	38.7

Funding
Total wholesale funding	65.2	64.7
- of which with a residual maturity of less than one year	21.4	21.1
Liquid assets coverage of wholesale funding with a residual maturity of less than one year	237%	183%

1.	Non-controlling interests refers to other equity instruments issued by Santander UK plc and PSA Finance UK Limited (PSA cooperation), a cooperation between Santander Consumer (UK) plc and Banque PSA Finance SA (accounted for as a subsidiary).
2.	Total capital ratio at 31.12.16 of 17.3% was adversely impacted by CRD IV Minority Interest and grandfathering rules.
3.	Total capital ratio uses total qualifying capital and RWAs rounded to millions, causing a difference to the ratio.
4.	The leverage ratio at 31.12.16 was calculated applying the amended definition, as announced by the FPC in Jul16. Using the previous definition the leverage ratio would have been 3.8%.

Balances

◾	Customer loans grew £1.6bn to £200.2bn, primarily driven by £1.5bn net increase in residential mortgage balances and £0.9bn in loans to UK companies, partially offset by a managed decrease of £0.9bn in the non-core portfolio.

◾	Other assets increased £20.1bn to £102.9bn, primarily reflecting higher assets held for liquidity purposes, including a new portfolio of assets held to maturity, as well as the rise in fair value of derivatives resulting from market volatility. Our deposit balance with central banks was £17.1bn. (Dec15: £16.8bn)

◾	Customer deposits increased £10.1bn to £172.4bn, with continued net positive inflows to the 1|2|3 Current Account. Retail Banking current account balances grew £11.6bn to a total of £64.8bn, partially offset by lower savings balances.

•	The LDR improved to 116%, driven by growth in Retail Banking current account balances.

Capital and leverage

•	CET1 capital increased by £0.2bn to £10.2bn, with higher profits and steady capital generation, partially offset by long-term rates volatility on the accounting position of the defined benefit pension scheme. The net accounting surplus of our funded defined benefit pension scheme was £175m (2015: £483m).

•	RWAs were up 2% to £87.6bn, with asset growth and the impact of market volatility, which increased credit and counterparty risk, partially offset by RWA management, including securitisation transactions.

•	The CET1 capital ratio of 11.6% at Dec16 reflects CET1 capital and RWAs as outlined above, offset by the adverse impact of the long-term rates volatility of c(30)bps on the defined benefit pension scheme accounting position. Previously announced pension valuation methodology changes had a 39bps positive impact on the CET 1 capital ratio as at Dec16.

•	The total capital ratio decreased to 17.3%, due to the transitional impact of the CRD IV Minority Interest and grandfathering rules.

•	The leverage ratio of 4.1% was calculated applying the amended definition announced by the FPC in Jul16. Using the previous definition, the leverage ratio would have been 3.8%.

•	Our strong credit ratings were affirmed by all three rating agencies throughout the course of 2016, with a revised ratings outlook by S&P and Moody’s for most major UK banks post EU referendum. In addition, Moody’s upgraded the long term issuer rating for Santander UK plc in Dec16 .

Liquidity and funding

•	The LCR eligible liquidity pool increased £12.0bn to £50.7bn, reflecting prudent liquidity planning and an increase in the collateral received on derivatives used to hedge our foreign currency MTF issuance post EU referendum. Furthermore, some of the increase was driven by anticipation of the greater requirements expected when the EU adopts Regulatory Technical Standards (RTS) for assessing additional collateral outflows on derivative contracts.

•	MTF issuance was £8.4bn (sterling equivalent). It includes £5.6bn of senior unsecured debt, of which £3.2bn was issued by Santander UK.

•	We now have greater clarity on our Minimum Requirements for Eligible Liabilities (MREL) recapitalisation amount. We will meet the majority of our MREL recapitalisation requirements via the issuance of senior unsecured debt from the holding company. The debt will then be downstreamed to the operating company in a compliant form. MREL transitional requirements are applicable from 1 January 2020, we currently estimate a £7bn transitional MREL recapitalisation requirement.

•	The total drawdown from the Term Funding Scheme amounted to £4.5bn and £3.2bn under Funding for Lending Schemes.

Credit quality

	Customer loans	NPLs	NPL ratio	NPL coverage	Gross write-offs	Loan loss allowance
31.12.16	£bn	£m	%	%	£m	£m
Retail Banking	168.6	2,340	1.39	28	210	651
Residential mortgages	154.3	2,110	1.37	13	33	279
Business banking	2.3	108	4.70	53	24	57
Consumer finance	6.8	32	0.47	456	30	146
Other unsecured lending	5.2	90	1.73	188	123	169
Commercial Banking	19.4	518	2.67	42	10	220
Global Corporate Banking	5.7	63	1.11	90	—	57
Corporate Centre	6.5	73	1.12	84	51	61

	200.2	2,994	1.50	33	271	989

	Customer loans	NPLs	NPL ratio	NPL coverage	Gross write-offs	Loan loss allowance
31.12.15	£bn	£m	%	%	£m	£m
Retail Banking	167.0	2,520	1.51	33	248	823
Residential mortgages	152.8	2,252	1.47	19	40	424
Business banking	2.3	155	6.74	48	43	75
Consumer finance	6.3	28	0.44	486	22	136
Other unsecured lending	5.6	85	1.52	221	143	188
Commercial Banking	18.7	439	2.35	45	47	199
Global Corporate Banking	5.5	10	0.18	330	28	33
Corporate Centre	7.4	87	1.18	117	45	102

	198.6	3,056	1.54	38	368	1,157

•	Lower NPL and coverage ratios in Retail Banking were driven by the improving quality of our mortgage portfolio, the positive impact on our collateral from the continued rise in house prices, as well as an update to our mortgage model.

•	The NPL ratio for Commercial Banking increased to 2.67%, with a loan of £50m that moved to non-performance in Q116. An agreement to sell the collateral was completed and repayment of the full loan is expected in 2017.

•	In Global Corporate Banking, the NPL ratio increased with a loan of £43m that also moved to non-performance in Q216.

•	The loan loss rate in Retail Banking decreased to 0.01% (2015: 0.05%) and the Commercial Banking loan loss rate was steady at 0.15% (2015: 0.14%).

	Customer loans	NPLs	NPL ratio	NPL coverage	Gross write-offs	Loan loss allowance
Commercial Real Estate (CRE)	£bn	£m	%	%	£m	£m
31.12.16	9.0	180	2.00	32	1	58
31.12.15	9.2	168	1.83	43	13	72

•	The portfolio is well diversified across sectors, with no significant regional or single name concentration, representing 33% of our total lending to corporates and 4% of total customer loans. Customer loans decreased by 2% as we actively manage exposures to certain segments in line with our proactive risk management practices.

•	We maintained a prudent lending approach, with no new business written above 70% LTV (2015: nil) and 95% written at or below 60% LTV (2015: 84%). The weighted average LTV on the CRE portfolio is 50%. (2015: 52%) [1]

•	The NPL ratio increased to 2.00%, due to the £50m loan in Commercial Banking that moved to non-performance, partially offset by some impaired loan redemptions. The portfolio remains well covered with an NPL coverage ratio of 32% and low write-offs of £1m.

1.	Excludes standardised portfolio, which is mainly smaller value commercial mortgage transactions, and accounts for 7% of exposures.

	31.12.16		31.12.15
Mortgage interest rate profile	£bn	%	£bn	%
Fixed rate	91.8	59	82.6	54
Variable rate	33.7	22	34.4	23
Standard Variable Rate	28.8	19	35.8	23

Total residential mortgages	154.3	100	152.8	100

•	SVR attrition was driven by customer refinancing, either internally or through remortgaging, repayments and customer sentiment over expected lower for longer interest rates. The SVR attrition was £7.0bn (2015: £8.1bn).

•	The mortgage borrower mix remained broadly unchanged, reflecting underlying stability in target market segments, product pricing and our distribution strategy. Home movers and remortgagers represented 44% and 33% of total stock, respectively, with first-time buyers at 19% and buy-to-let (BTL) at 4%.

•	We continued to build our BTL book by focusing on non-professional landlords, as this segment is closely aligned with residential mortgages and accounts for the majority of the volume in the BTL market. In 2016, we completed 12,400 BTL mortgages, representing 9% of the value of our new business flow, at an average LTV of 67%. In line with the market, we saw a spike in BTL mortgages ahead of the Apr16 stamp duty increase. BTL net lending was lower in the quarters following the stamp duty increase, but remained positive.

	31.12.16		31.12.15
Mortgage geographical distribution	£bn	%	£bn	%
London	37.2	24	35.6	23
Midlands and East Anglia	20.6	13	20.8	13
North	22.8	15	23.3	15
Northern Ireland	3.8	2	4.0	3
Scotland	7.0	5	7.3	5
South East excluding London	46.1	30	44.8	30
South West, Wales and Other	16.8	11	17.0	11

Total residential mortgages	154.3	100	152.8	100

•	Average loan size for new business increased in line with the overall rise in house prices, at £198,000 for the UK overall, £264,000 for the South East including London and £144,000 for the rest of the UK. The loan-to-income multiple [1] of mortgage lending in 2016 was 3.16 (Dec15: 3.10).

	31.12.16		31.12.15
Mortgage loan-to-value (LTV)	New business %	Stock %	New business %	Stock %
Up to 50%	17	46	16	40
>50-75%	43	41	41	42
>75-85%	23	8	27	10
>85-100%	17	4	16	6
>100%	—	1	—	2

Simple average LTV	65	43	65	45

•	We maintained our prudent lending criteria, with an average LTV of 65% on new lending. Our lending with an LTV of over 85% accounted for 17% of new business flow. Stock LTV was lower at 43%.

1.	Average earnings multiple of new business at inception in the year ended 31 Dec16 and 31 Dec15.

Retail Banking

Retail Banking offers a wide range of products and financial services to individuals and small businesses through a network of branches and ATMs, as well as through telephony, digital and intermediary channels. Retail Banking also serves business customers with an annual turnover of up to £6.5m via business banking as well as Santander Consumer Finance, predominantly a vehicle finance business.

	FY16	FY15	Change
Summary income statement	£m	£m	%
Net interest income	3,153	3,077	2
Non-interest income [1]	580	536	8

Operating income	3,733	3,613	3

Operating expenses before impairment losses, provisions and charges	(1,800)	(1,898)	(5)
Impairment losses on loans and advances	(20)	(90)	(78)
Provisions for other liabilities and charges	(338)	(728)	(54)

Profit before tax	1,575	897	76

Retail Banking (continued)

2016 compared to 2015

•	Net interest income increased 2%, with higher asset volumes and liability margin improvement offsetting continued SVR mortgage attrition and pressure on new lending margins.

•	Non-interest income increased 8%, with higher 1|2|3 Current Account fees, partially offset by reduced investment fees and lower credit card interchange income.

•	Operating expenses before impairment losses, provisions and charges were down 5% with operational efficiencies, partially offset by continued investment in business growth and digital enhancements.

•	Impairment losses on loans and advances decreased 78%, with lower mortgage impairment releases and write-offs. Mortgage releases of £120m (FY15:£125m) were driven by the continued rise in house prices and improving quality of the portfolio, as well as an update to our model.

•	Provisions for other liabilities and charges decreased 54%, mainly due to lower conduct costs and FSCS charge in FY16.

Balances	31.12.16 £bn	31.12.15 £bn
Customer loans	168.6	167.0
- of which mortgages	154.3	152.8
- of which business banking	2.3	2.3
- of which consumer finance	6.8	6.3
- of which other unsecured lending	5.2	5.6
RWAs	43.6	44.3
Customer deposits	148.1	140.3
- of which savings	64.7	70.3
- of which current accounts	64.8	53.2
- of which business banking accounts	10.0	8.9
- of which other retail products	8.6	7.9

•	Mortgage net lending was £1.5bn, compared to £2.7bn in 2015. Strong net inflows in Q116 and Q416 were driven by BTL lending and lower redemptions, respectively. These flows were partially offset by management pricing actions that impacted new mortgage approvals as we continue to focus on customer service. Mortgage retention was c80%.

•	Business banking balances were flat, impacted by the economic uncertainty and resulting slowdown in activity.

•	Consumer finance balances rose 8% with higher retail loans and car dealer funding, in contrast to other unsecured lending balances, down 7% in an increasingly competitive market.

•	Customer deposits increased £7.8bn as current account balances continued to grow, mainly through 1|2|3 Current Account, with a net inflow of £11.6bn in total current account balances. This growth was partially offset by lower demand for savings products with balances reducing £5.6bn.

•	Retail Banking deposit spread improved to (0.57)% when compared to (0.63)% in Dec15.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

Retail Banking (continued)

Business volumes [1]	FY16		FY15
Mortgage gross lending	£25.8bn		£26.5bn
Mortgage net lending	£1.5bn		£2.7bn
Business banking net lending	—		£(300)m
Consumer finance gross lending	£3,111m		£2,958m
Consumer finance net lending	£473m		£526m
Other unsecured net lending	£(297)m	[2]	£571m

•	Mortgage gross lending was £25.8bn and we helped 25,300 first-time buyers (£4.2bn of gross lending) purchase their new home. Interest-only mortgage balances decreased £2.8bn to £52.3bn (Dec15: £55.1bn) while BTL mortgage balances increased £1.6bn to £6.6bn (Dec15: £5.0bn).

•	Business banking net lending was impacted by the continued competitive environment and economic uncertainty.

•	Consumer finance gross lending was £3,111m and net lending £473m, with higher retail loans and car dealer funding.

•	Other unsecured net lending balances, decreased due to lower new credit card sales in an increasingly competitive environment.

Business development

•	Our digital transformation programme continues with the Jul16 release of an enhanced online credit card application process. Additionally, in Sep16 we launched Android Pay, to complement our existing Apple Pay service, and the Spendlytics app for Android. We also simplified our customer processes with an online mortgage application tool that works on any device. Furthermore, in Nov16 we improved our mobile app, so that customers can make and amend payments to new or existing payees and create new standing orders on their mobiles. We continue to work with a number of Fintech companies to identify innovative solutions. One such example is our partnership with Kabbage, who provide the technology platform for our Working Capital Loans solution that gives UK SMEs access to same day funding.

•	We continued to grow our digital customer base, gaining an average of 1,400 new active mobile users per day for a total of 2.2 million mobile customers, of which 1.4 million exclusively use our mobile app in their transactions with us. In the same period 41% of our mortgages were retained online, 36% of total openings of current accounts and 40% of credit card openings were made through digital channels. Additionally, 26% of Business Current Accounts were opened via a digital channel, following the successful launch of a shorter and digitalised business banking application form.

•	1|2|3 World customers continued to increase, although at a slower rate, with 483,000 new customers in the year. A reduction in 1|2|3 openings has been partially offset by an increase in openings of alternative products, whilst, as anticipated, there was an increase in 1|2|3 account closures following the fee and interest rate changes which took effect in Jan16 and Nov16, respectively. We believe the 1|2|3 Current Account continues to be an outstanding proposition for many customers.

•	In Oct16, we launched the All in One Credit Card and the Zero Credit Card to meet a wider range of customers’ needs and renamed the Santander Credit Card the Everyday Credit Card. The 1|2|3 Credit Card is no longer available to new customers.

•	We are growing our Wealth Management business, building on existing foundations, and expanding our digital proposition to improve customer loyalty further. In Jun16 we launched Investment Hub, a new digital platform which enables customers to service their investments online, and gives them access to over 1,500 funds from Santander Asset Management and other leading fund managers. Furthermore, in Nov16 we migrated c200,000 investment customers and over £5bn of assets under management onto the Investment Hub. The investment platform complements our Financial Planning service that offers investment advice to customers on a range of products via our branch network.

1.	Gross and net lending figures exclude any assets purchased or transferred during the year.
2.	Balances are rounded to £bn, causing a rounding difference in the net lending balance, which is rounded to £m.

Commercial Banking

Commercial Banking offers a wide range of products and financial services to customers through a network of regional Corporate Business Centres (CBCs) and through telephony and digital channels. The management of our customers is organised across two relationship teams - the Regional Corporate Bank (RCB) that covers trading businesses with annual turnover from £6.5m to £500m and Specialist Sector Groups (SSG) that cover real estate, housing finance, education, healthcare, and hotels.

Commercial Banking (continued)

	FY16	FY15	Change
Summary income statement	£m	£m	%
Net interest income	405	368	10
Non-interest income [1]	84	94	(11)

Operating income	489	462	6

Operating expenses before impairment losses, provisions and charges	(215)	(217)	(1)
Impairment losses on loans and advances	(29)	(25)	16
Provisions for other liabilities and charges	(26)	(23)	13

Profit before tax	219	197	11

2016 compared to 2015

•	Net interest income increased 10%, with continued growth in customer lending and improved cost of funding from higher deposits that were driven by the enhanced franchise and broader range of services.

•	Non-interest income decreased 11%, with lower asset restructuring and rates management fees partially offset by growth in international fees, up 9%, and digital and payment fees, up 26%, the latter two driven by more loyal customer relationships.

•	Operating expenses before impairment losses, provisions and charges decreased 1%, demonstrating our strong cost management focus.

•	Impairment losses on loans and advances increased £4m, with the loan book continuing to perform well, supported by our prudent lending policy.

•	Provisions for other liabilities and charges increased by £3m and include restructuring costs.

Balances	31.12.16 £bn	31.12.15 £bn
Customer loans [2]	19.4	18.7
- of which SMEs	10.7	11.4
- of which mid corporate	8.7	7.3
RWAs	20.4	19.0
Customer deposits [2]	17.2	15.1

•	Customer loans increased 4% to £19.4bn, despite a competitive environment, economic uncertainty and the resulting slowdown in SME activity this year. Furthermore, we actively managed our exposures to certain segments in line with our proactive risk management practices.

•	RWAs increased 7% with asset growth, and in part due to a model recalibration in one of our commercial banking portfolios.

•	We continue to attract deposit balances, with customer deposits growing faster than customer loans through our strong customer relationships, supported by a comprehensive product range and competitive pricing.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	The balance transferred from the Commercial Banking to Retail Banking segment was £2.2bn in customer loans and £3.2bn in customer deposits for Dec16, £2.3bn and £3.0bn, respectively, for Dec15.

Commercial Banking (continued)

Business volumes	FY16	FY15
New facilities	£7,400m	£8,500m
Bank account openings	2,470	3,160
Online banking (Connect) active users [1]	26,970	25,120

•	We continue to open bank accounts and extend new facilities, despite a competitive environment and economic uncertainty. Our Relationship Managers (RMs) continue to build their portfolios by leveraging our comprehensive suite of products and services. We will continue to focus on growing more loyal customer relationships and on better diversification across the sectors, driving primacy through more capital efficient growth whilst utilising international expertise and economic corridors via Banco Santander.

•	There was a continuation in the pickup of our corporate banking platform ‘Connect’, with active users increasing 7% year on year.

Business development

•	The focus of the Commercial Banking division is to expand its franchise by both growing the overall customer base as well as increasing the number of loyal customers. We aim to build the loyal customer base by leveraging our international reach and proposition as well continuing to further develop our product capabilities to meet our customers’ needs. We will also build on the expertise and global presence of Banco Santander, offering international solutions so that our clients can develop and manage their business through our global network.

•	Coverage of our commercial clients is organised by local relationship teams or by sectors. Our sector team support our clients by using specialist knowledge of the individual business and its operating environment to recommend solutions. Target clients can leverage our international presence and connectivity to access on-the-ground support overseas, connect to potential new business partners and enter global supply chains.

•	We are also working with Banco Santander and key strategic partners to develop trade initiatives that make it easier for clients to grow their business internationally. These initiatives allow us to attract new clients and deepen existing relationships, as well as compliment some of our existing services. For example, Santander Trade Club, an online community that connect Santander clients with clients of our strategic partners, and Santander Passport that help our clients establish a business subsidiary overseas.

•	Breakthrough Growth Capital provides new funding and identifies key partnerships at milestones in the development of our clients’ business and this year assisted 33 businesses in accessing £93m of facilities. Since inception, the Growth

Capital team has completed 126 funding solutions for 94 companies, providing £348m of facilities, which will create over 6,250 jobs

•	Our continued efforts and innovative offering were recognised at the 2016 Business Moneyfacts Awards. We won a number of prestigious awards including: ‘Business Bank of the Year’ for the second consecutive year and the ‘Innovation in the SME Finance Sector’. This industry recognition is a testament to Santander UK’s commitment to become the bank of choice for UK companies and shows the strength and value of our overall proposition for businesses, built on our relationship banking approach.

1.	Online banking (Connect) active users include both business banking and Commercial Banking customers.

Global Corporate Banking

Global Corporate Banking (GCB) services corporate clients with a turnover of £500m and above per annum and financial institutions, as well as supporting the rest of Santander UK’s business segments. GCB clients require specially tailored solutions and value-added services due to their size, complexity and sophistication. We provide these clients with products to manage currency fluctuations, protect against interest rate risk, and arrange capital markets finance and specialist trade finance solutions.

	FY16	FY15	Change
Summary income statement	£m	£m	%
Net interest income	81	72	13
Non-interest income [1]	320	307	4

Operating income	401	379	6

Operating expenses before impairment losses, provisions and charges	(280)	(287)	(2)
Impairment losses on loans and advances	(21)	13	n.m.
Provisions for other liabilities and charges	(12)	(14)	(14)

Profit before tax	88	91	(3)

2016 compared to 2015

•	Net interest income increased 13% to £81m, with ongoing demand for project and acquisition finance, transactional services and factoring products offsetting continued asset margin compression.

•	Non-interest income increased 4% to £320m, underpinned by ongoing demand for derivative and cash sales activities as well as market making activities.

•	Operating expenses before impairment losses, provisions and charges decreased 2% to £280m, as we continue to improve the efficiency of our operating model.

•	Impairment losses on loans and advances increased due to the impairment of a single loan that moved to non-performance in Q216 and the absence of releases in the year.

•	Provisions for other liabilities and charges decreased by £2m to £12m.

Global Corporate Banking (continued)

Balances	31.12.16 £bn	31.12.15 £bn
Customer loans	5.7	5.5
RWAs	16.9	15.4
Customer deposits	4.1	3.0

•	Customer loans increased to £5.7bn, driven by our refinancing and origination activities relating to project and acquisition finance and transactional services, partially offset by lower client drawdowns in Q416.

•	RWAs were significantly impacted by market volatility which increased credit and counterparty risk. RWAs attributable to customer loans were £7.5bn (Dec15: £7.8bn), with asset growth offset by capital management.

•	Customer deposits were higher at £4.1bn, as we continue to focus on deeper customer relationships.

Business development

•	In 2016, we further refined our business model to deepen relationship with clients and increase loyalty. Specific initiatives were undertaken to improve the overall customer experience, including the rollout of the Client Management Service function, which streamlines the on-boarding process.

•	Strong 2016 results demonstrate 8pp positive jaws between revenue and expense growth rates, with greater Commercial Banking collaboration and more cross-border business. We also increased commercial activity with FIG clients and benefitted from strong demand in the Emerging Markets business.

•	We continue to focus on opportunities to drive fee income and maximise our return on capital by effectively leveraging our transactional products, FX and advisory services.

•	Effective cost management remains a key priority, while we continue to strengthen our governance oversight to ensure that the business is well positioned to support its current and future growth plans. In 2016, we made significant progress towards meeting all our regulatory and compliance obligations.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

Corporate Centre

Corporate Centre predominantly consists of the non-core corporate and treasury legacy portfolios. Corporate Centre is also responsible for managing capital and funding, balance sheet composition and structure and strategic liquidity risk. The non-core corporate and treasury legacy portfolios are being run-down and/or managed for value.

	FY16	FY15	Change
Summary income statement	£m	£m	%
Net interest (expense) / income	(57)	58	n.m.
Non-interest income [1]	229	61	n.m.

Operating income	172	119	45

Operating expenses before impairment losses, provisions and charges	(122)	(1)	n.m.
Impairment releases on loans and advances	3	36	(92)
Provisions for other liabilities and charges	(21)	3	n.m.

Profit before tax	32	157	(80)

2016 compared to 2015

•	Net interest expense of £57m down from £58m income in 2015, reflects changes in the commercial balance sheet profile and in part an increase in wholesale funding cost. This cost increased with the commencement of senior unsecured issuance from the holding company to meet our MREL recapitalisation requirements.

Due to the lower interest rate environment, we envisage that net interest income from the structural hedge will decrease as a result of maturing positions being reinvested at lower prevailing rates. The majority of new mortgage flows are left un-hedged to provide stable returns on equity and current accounts. The average term of our new mortgage flows is about 2.5 years, with a total structural hedge position of c£80bn.

•	Non-interest income benefited from a £119m gain on the sale of our Visa Europe Limited shareholding in Q216, and mark-to-market movements on economic hedges.

•	Operating expenses before impairment losses, provisions and charges represent £122m of regulatory compliance and project costs relating to Banking Reform, including intangible asset write-downs.

•	Impairment releases on loans and advances decreased to £3m, with lower releases from asset disposals than in 2015.

•	Provisions for other liabilities include restructuring costs.

Balances	31.12.16 £bn	31.12.15 £bn
Non-core customer loans	6.5	7.4
- of which Social Housing	5.4	6.2
RWAs	6.7	7.1
Customer deposits	3.0	3.9

•	Non-core customer loans decreased for the year, as we continue to implement our ongoing exit strategy from individual loans and leases to run-down the non-core corporate and legacy portfolios.

•	RWAs decreased with the reduction in non-core customer loans and the sale of our Visa Europe Limited shareholding, partially offset by the impact of higher market volatility on counterparty credit risk. RWAs attributable to non-core customer loans amounted to £1.3bn (Dec15: £1.5bn).

•	Customer deposits decreased £0.9bn, as we continued to rebalance the deposit base tenor.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

Summarised consolidated quarterly trends

Summarised consolidated quarterly trends	Q416 £m	Q316 £m	Q216 £m	Q116 £m	Q415 £m
Net interest income	926	883	888	885	900
Non-interest income [1,2]	278	264	401	270	244

Total operating income	1,204	1,147	1,289	1,155	1,144

Total operating expenses before impairment losses, provisions and charges [2]	(625)	(586)	(607)	(599)	(604)

Impairment losses on loans and advances	36	(40)	(50)	(13)	(14)
Provisions for other liabilities and charges [2]	(256)	(44)	(86)	(11)	(608)

Total operating impairment losses, provisions and charges	(220)	(84)	(136)	(24)	(622)

Profit / (loss) before tax	359	477	546	532	(82)

Tax on profit / (loss)	(138)	(152)	(153)	(154)	(73)

Profit / (loss) after tax for the year	221	325	393	378	(155)

NIM	1.47%	1.47%	1.50%	1.50%	1.52%

Banking NIM	1.83%	1.75%	1.78%	1.78%	1.80%

Q416 compared to Q316

Variances largely followed the trends outlined for 2016 versus 2015, with the following notable exceptions:

•	Net-interest income increased 5%, driven by retail liability margin improvement following the 1|2|3 Current Account interest rate change that took effect in Nov16.

•	The 7% increase in operating expenses before impairment losses, provisions and charges was driven by intangible asset write-downs, primarily relate to a multi-entity banking platform developed for our non-ring-fenced bank under the original Banking Reform structure.

•	Impairment losses on loans and advances benefited from a mortgage release of £57m in Q416 for Retail Banking.

•	Provisions for other liabilities and charges include PPI, including Plevin, and Bank Levy charges for Q416.

•	Profit before tax was lower, primarily due to PPI, including Plevin, and Bank Levy charges, partially offset by higher net interest income.

•	The tax on profit decreased slightly due to lower profits, partially offset by higher conduct provisions in Q416 that are disallowed for tax purposes.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	A number of specific gains, expenses and charges impacted the financial results for 2016 and 2015, with an aggregate impact on profit before tax of £117m and £450m, respectively. See Appendix 2 for reconciliation to the nearest IFRS measure.

Appendix 1 – Notes

Our glossary of industry and other main terms is available on our website:

www.santander.co.uk/uk/about-santander-uk/investor-relations-glossary

•	Bacs – Current Account Switch Service (CASS) guarantee

The published Bacs branded data referenced is for switches completed between 1 April 2015 and 31 March 2016 and shows Santander UK gained 250,786 switchers, with a net gain of 138,610. Bacs branded data is published six months in arrears. Bacs industry data shows 3,222,221 full switches were completed between 16 September 2013 and 30 November 2016. Santander UK management information identifies 799,621 full switchers in the same period, representing approximately one-in-four full switches since the launch of CASS.

•	Corporate customer satisfaction

Our corporate customer satisfaction of 62%, versus 56% for the market, continued to improve. The Charterhouse UK Business Banking Survey is an ongoing telephone based survey designed to monitor usage and attitude of UK businesses towards banks. 17,000 structured telephone interviews are conducted each year among businesses of all sizes from new start-ups to large corporates with annual sales of £1bn. The data is based upon 5,796 interviews made in the year ending Dec16 with businesses turning over £250k to £50m per annum and are weighted by region and turnover to be representative of businesses in Great Britain. Satisfaction is based on a five point scale (% Excellent / Very good). The competitor set included in this analysis is Barclays, RBS, HSBC, Lloyds Bank, TSB and NatWest.

•	Corporate lending

Total lending to corporates is defined as the combined lending of business banking in our Retail Banking segment, Commercial Banking and Global Corporate Banking.

	Customer loans	NPLs	NPL ratio	NPL coverage	Gross write-offs	Loan loss allowance
31.12.16	£bn	£m	%	%	£m	£m
Business banking	2.3	108	4.70	53	24	57
Commercial Banking	19.4	518	2.67	42	10	220
Global Corporate Banking	5.7	63	1.11	90	—	57

Total corporate lending	27.4	689	2.51	48	34	334

	Customer loans	NPLs	NPL ratio	NPL coverage	Gross write-offs	Loan loss allowance
31.12.15	£bn	£m	%	%	£m	£m
Business banking	2.3	155	6.74	48	43	75
Commercial Banking	18.7	439	2.35	45	47	199
Global Corporate Banking	5.5	10	0.18	330	28	33

Total corporate lending	26.5	604	2.28	51	118	307

◾	Credit Ratings

The credit ratings for Santander UK Group Holdings plc and Santander UK plc are outlined in the table below at Dec16:

	Santander UK Group Holdings plc		Santander UK plc
	Senior Unsecured	Outlook	Senior Unsecured	Outlook	Short-term	Stand Alone
S&P	BBB	Stable	A	Negative	A-1	bbb+
Fitch	A	Positive	A	Positive	F-1	baa1
Moody’s	Baa1	Negative	Aa3	Negative	P-1	a3

•	Following the results of the UK referendum on EU membership, S&P and Moody’s changed the ratings outlook on most major UK banks due to the medium-term impact of political and market uncertainty.

•	S&P affirmed the long-term rating for Santander UK Group Holdings plc at BBB with a stable outlook. The long-term rating for Santander UK plc was affirmed at A, and outlook changed to negative from stable.

•	Moody’s affirmed the rating for Santander UK Group Holdings plc, with a change to the senior unsecured outlook to stable. In Dec16, the senior unsecure and long-term issuer rating for Santander UK plc was upgraded to Aa3 from A1, with the outlook changed to negative from stable. The rating upgrade was a result of loss-absorbing capital issuance in 2016, with a negative outlook due to the expectation of a prolonged period of uncertainty in the UK.

•	Fitch affirmed the long-term credit rating for Santander UK plc to A with a positive outlook in May16.

•	Retail customer satisfaction

The Financial Research Survey (FRS) is a monthly personal finance survey of around 5,000 consumers prepared by the independent market research agency, GfK.

The ‘retail customer satisfaction’ score refers to the proportion of extremely and very satisfied customers across mortgages, savings, main current accounts, home insurance, UPLs and credit cards, based on a weighting of those products calculated to reflect the average product distribution across Santander UK and competitor brands. Data shown is for the twelve months ended 31 December 2016 and compared against twelve months ended data for the period as indicated.

The competitor set used to calculate the product weights is made up of Barclays, Halifax, HSBC, Lloyds Bank, Nationwide and NatWest. The competitor set included in this analysis for the ranking and highest performing peers is Barclays, Halifax, HSBC, Lloyds Bank, and NatWest.

•	Strategic priorities, Key Performance Indicators (KPIs) and targets 2016-2018

Our focus for the next two years will remain centred on the following strategic priorities.

•	Customer loyalty and market share growth

•	Operational and digital excellence

•	Consistent and growing profitability and a strong balance sheet

•	Live The Santander Way through our behaviours

•	Support communities through skills, knowledge and innovation

The achievement of our goals is measured by the KPIs established at the 2015 Banco Santander Investor Day and set for the period 2016-2018, based on the forecast and outlook then in place. Three of our 2018 ‘shareholder’ targets were revised to reflect new economic environment at the 2016 Group Strategy Update on 30 September 2016.

•	RoTE [1] target was revised down from 12%-14% to 8%-10%, driven by lower expected net interest margin and balance sheet growth, as a result of slower GDP growth. Our previous assumption that the base rate would be 2% by 2018 was significantly higher than the current forecast of 0.25%.

•	Cost-to-income ratio (CIR) was revised from <50% to 50%-52%, a consequence of lower revenue generation. We will seek further cost efficiencies to partially offset pressure on income.

•	NPL ratio was revised from <1.5% to <2.0%, as a consequence of some deterioration in the expected employment rate and normalisation from cyclically low levels.

All KPIs are presented at 31 December 2016. We will report annually on people, communities, and net fee income CAGR KPIs. Reported KPIs are based on spot balances at these dates with the exception of the CIR, RoTE, and customer satisfaction, which are based on performance in the relevant period or year. Customer satisfaction is based on a rolling 12-month average calculated for the twelve months ended 31 December 2016. The target for people supported is the cumulative of 1 January 2016 to 31 December 2018. Loyal SME and Corporate customers includes business banking customers reported in the Retail Banking segment.

We continue to embed the values of a Simple, Personal and Fair culture across the organisation, with an ongoing programme to reinforce the set of behaviours which we launched in 2015. The nine behaviours that our people defined last year embody these values and have also been adopted throughout the wider Banco Santander group.

•	Visa Europe Limited shareholding sale

On 2 November 2015, Visa Europe Limited agreed to sell 100% of its share capital to Visa Inc. The deal closed on 21 June 2016. As a member and shareholder of Visa Europe Limited, Santander UK received upfront consideration made up of cash and convertible preferred stock. Additional deferred cash consideration is also payable following the third anniversary of closing. The gain on sale (£119m sterling equivalent) is reported in Corporate Centre non-interest income for 2016.

•	1|2|3 World customer profile and metrics

1|2|3 World continues to transform our customer profile, building deeper, more durable and more valuable relationships: 96% of 1|2|3 Current Account holders have a primary banking relationship (vs. 46% for our non-1|2|3 Current Account); 68% of 1|2|3 Current Account holders are loyal and 34% are affluent customers (vs. 23% and 6% respectively for our non-1|2|3 Current Account); on average 1|2|3 Current Account customers hold 2.1 products (vs. 1.5); and average liabilities (banking and savings) held by 1|2|3 Current Account holders are 5.4x 2 higher than for non-1|2|3 Current Account customers.

1.	Return on ordinary shareholders’ equity is the nearest IFRS measure to RoTE, which is our key performance indicator.
2.	Average account balances are combined savings and banking liability balances.

Appendix 2 – Alternative Performance Measures (APMs)

European Securities and Markets Authority (ESMA) guidelines require that we identify those financial measures that are not accounting measures within the scope of IFRS. APMs measure historical or future financial performance, financial position or cashflows but which exclude or include amounts that would not be adjusted in the most comparable IFRS measures. These non-IFRS measures are not a substitute for IFRS measures.

We have identified the following APMs:

1.	RoTE

2.	Banking NIM

3	Adjusted profit before tax

Management reviews these APMs in order to measure the overall profitability of the Santander UK group and believes that presentation of these financial measures provides useful information to investors regarding the Santander UK group’s results of operations.

1. RoTE [1]	31.12.16 £m	31.12.15 £m
Profit after tax	1,317	962
Less non-controlling interests	(45)	(48)

Profit due to equity holders of the parent (A)	1,272	914

Average shareholders’ equity	15,873	14,928
Less average Additional Tier 1 (AT1) securities	(1,545)	(1,172)
Less average non-controlling interests	(395)	(366)

Average ordinary shareholders’ equity (B)	13,933	13,390

Average goodwill and intangible assets	(2,274)	(2,209)

Average tangible equity (C)	11,659	11,181

Return on ordinary shareholders’ equity (A/B)	9.1%	6.8%

RoTE (A/C)	10.9%	8.2%

Management does not assess ‘Return on shareholders’ equity’ as a key performance indicator of the business, and therefore a reconciliation of the RoTE target for 2018 to an equivalent target for ‘Return on shareholders’ equity’ is not available without unreasonable efforts.

2. Banking net interest margin [1]	31.12.16 £m	31.12.15 £m
Net interest income (A)	3,582	3,575
Average interest earning assets (B)	242,408	232,918
Average customer assets (C)	200,562	195,529

Net interest margin (A/B)	1.48%	1.53%

Banking net interest margin (A/C)	1.79%	1.83%

1.	A glossary of Santander UK specific terms used in the Quarterly Management Statement is available on our website at www.santander.co.uk/uk/about-santander-uk/investor-relations-glossary.

3.Adjusted Profit before tax	2016 £m	2015 £m
Non-interest income
Reported	1,213	998
Adjust for gain on sale of Visa Europe Limited shareholding	(119)	—

Adjusted	1,094	998

Operating expenses before impairment losses, provisions and charges
Reported	(2,417)	(2,403)
Adjust for Banking Reform costs and intangible asset write-downs	122	—

Adjusted	(2,295)	(2,403)

Provisions for other liabilities and charges
Reported	(397)	(762)
Adjust for PPI, including Plevin, provision charge	114	450

Adjusted	(283)	(312)

Profit before tax	1,914	1,342

Specific gains, expenses and charges:	117	450

- Non-interest income	(119)	—
- Operating expenses before impairment losses, provisions and charges	122	—
- Provision for other liabilities and charges	114	450

Adjusted profit before tax	2,031	1,792

The financial results for 2016 and 2015 included a number of specific gains, expenses and charges. Management believes that the operating trends of the business can be better understood if these items are identified separately. The aggregate impact on profit before tax in 2016 was £117m and in 2015 was £450m.

The specific gains, expenses and charges are outlined below:

•	Gain on sale of Visa Europe Limited shareholding

On 2 November 2015, Visa Europe Limited agreed to sell 100% of its share capital to Visa Inc. The deal closed on 21 June 2016. As a member and shareholder of Visa Europe Limited, Santander UK received upfront consideration made up of cash and convertible preferred stock. Additional deferred cash consideration is also payable following the third anniversary of closing. The gain on sale (£119m sterling equivalent) is reported in Corporate Centre non-interest income for 2016.

•	Banking Reform costs and intangible asset write-downs

Banking Reform costs relate to multi-year projects and investments needed to comply with the Banking Reform Act due for implementation by 1 January 2019. Intangible asset write-downs primarily relate to a multi-entity banking platform developed for our non-ring-fenced bank under the original Banking Reform structure. Banking Reform costs and intangible asset write-downs are reported in Corporate Centre operating expenses before impairment losses, provisions and charges for 2016.

•	PPI, including Plevin, provision charge

Provisions for other liabilities and charges of £114m in FY16 and £450m in FY15 represent our best estimate of future PPI, including Plevin related claim costs. Our estimate for FY16 applies the principles published in the Aug16 consultation paper that is expected to close in Q117. Similarly, the estimate for FY15 applied principles published in the Nov15 consultation paper, which also addressed the probable two-year deadline and prevailing guidance on the Plevin case.

The 2016 results are not adjusted for the £30m provision charge made in Q316 for a specific portfolio under a past business review.

Appendix 3 – Income statement and balance sheet for Santander UK Group Holdings plc

The information in this Quarterly Management Statement, and this Appendix, is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

The information in this Appendix has been prepared in accordance with Santander UK’s accounting policies described in its 2015 Annual Report filed.

Summarised consolidated income statement	2016 £m	2015 £m
Net interest income	3,582	3,575
Non-interest income [1]	1,213	998

Total operating income	4,795	4,573

Operating expenses before impairment losses, provisions and charges	(2,417)	(2,403)

Impairment losses on loans and advances	(67)	(66)
Provisions for other liabilities and charges	(397)	(762)

Total operating impairment losses, provisions and charges	(464)	(828)

Profit before tax	1,914	1,342
Tax on profit	(597)	(380)

Profit after tax for the year	1,317	962

Summary of segmental balance sheet assets and liabilities	31.12.16 £bn	31.12.15 £bn
Customer loans
Retail Banking	168.6	167.0
Commercial Banking	19.4	18.7
Global Corporate Banking	5.7	5.5
Corporate Centre	6.5	7.4

Total customer loans	200.2	198.6
Other assets	102.9	82.8

Total assets	303.1	281.4

Customer deposits
Retail Banking	148.1	140.3
Commercial Banking	17.2	15.1
Global Corporate Banking	4.1	3.0
Corporate Centre	3.0	3.9

Total customer deposits	172.4	162.3
Medium Term Funding	46.1	50.4
Other liabilities	68.5	53.0

Total liabilities	287.0	265.7

Shareholders’ equity	15.7	15.3
Non-controlling interest	0.4	0.4

Total liabilities and equity	303.1	281.4

Summarised consolidated capital	31.12.16 £bn	31.12.15 £bn
Capital – CRD IV
Total qualifying regulatory capital	15.2	14.9
Risk-weighted assets (RWAs)	87.6	85.8
Total capital ratio	17.3%	17.4%

Distributable items (CRR / CRD IV)	4.2	4.2

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’

Appendix 4 – Supplementary consolidated information for Santander UK plc and its controlled entities

Santander UK plc is the principal subsidiary of Santander UK Group Holdings plc. The consolidated income statement, balance sheet and capital for Santander UK plc and its controlled entities are shown below.

The information in this Appendix is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. The information in this Appendix has been prepared in accordance with Santander UK plc’s accounting policies described in its 2015 Annual Report.

Summarised consolidated income statement	2016 £m	2015 £m
Net interest income	3,582	3,575
Non-interest income [1]	1,213	998

Total operating income	4,795	4,573

Operating expenses before impairment losses, provisions and charges	(2,414)	(2,400)

Impairment losses on loans and advances	(67)	(66)
Provisions for other liabilities and charges	(397)	(762)

Total operating impairment losses, provisions and charges	(464)	(828)

Profit before tax	1,917	1,345
Tax on profit	(598)	(381)

Profit after tax for the year	1,319	964

Summary of segmental balance sheet assets and liabilities	31.12.16 £bn	31.12.15 £bn
Customer loans
Retail Banking	168.6	167.0
Commercial Banking	19.4	18.7
Global Corporate Banking	5.7	5.5
Corporate Centre	6.5	7.4

Total customer loans	200.2	198.6
Other assets	102.9	82.8

Total assets	303.1	281.4

Customer deposits
Retail Banking	148.1	140.3
Commercial Banking	17.2	15.1
Global Corporate Banking	4.1	3.0
Corporate Centre	3.0	3.9

Total customer deposits	172.4	162.3
Medium Term Funding [2]	46.1	50.4
Other liabilities	68.5	53.0

Total liabilities	287.0	265.7

Shareholders’ equity	15.9	15.6
Non-controlling interests	0.2	0.1

Total liabilities and equity	303.1	281.4

Summarised consolidated capital	31.12.16 £bn	31.12.15 £bn
Capital – CRD IV
Total qualifying regulatory capital	16.2	15.6
Risk-weighted assets (RWAs)	87.6	85.8
Total capital ratio	18.5%	18.2%

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Medium Term Funding includes downstreamed funding, in the form of loans that rank pari passu with existing senior unsecured liabilities, from Santander UK Group Holdings plc.

Management Statement for Santander UK Group Holdings plc and Banco Santander

The results of Banco Santander for the year ended 31 December 2016 are also released today and can be found at www.santander.com. Santander UK’s results are included within Banco Santander’s financial statements on a Banco Santander reporting basis. The results of Santander UK in the United Kingdom differ from those reported by Banco Santander due to different accounting treatments, consolidation adjustments and the treatment of the Banco Santander London Branch. The Banco Santander London Branch is not part of Santander UK but is included in the Banco Santander results for the United Kingdom.

Additional information about Santander UK and Banco Santander

Banco Santander (SAN SM, STD US, BNC LN) is a leading retail and commercial bank, based in Spain, with a meaningful market share in 10 core countries in Europe and the Americas. Santander is among the world’s top banks by market capitalisation. Founded in 1857, Santander had EUR 1.51 trillion in managed funds, 12,400 branches and 190,000 employees at the close of September 2016. In the first nine months of 2016, Santander made underlying profit of EUR 4,606 million.

Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 31 December 2016, the bank serves around 14 million active customers with c20,000 employees and operates through 841 branches (which includes 60 university branches) and 67 regional Corporate Business Centres. Santander UK is subject to the full supervision of the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA) in the UK. Santander UK plc customers are protected by the Financial Services Compensation Scheme (FSCS) in the UK.

Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK Group Holdings plc and Santander UK plc have preference shares listed on the London Stock Exchange.

Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

Further information about Santander UK is available at our website: www.aboutsantander.co.uk.

Disclaimer

Santander UK Group Holdings plc (Santander UK) and Banco Santander both caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors on pages 329 to 349 of the Santander UK Group Holdings plc 2015 Annual Report and pages 91 and 92 of the Santander UK Group Holdings plc 2016 Half Yearly Financial Report. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK, Banco Santander and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter.

Santander UK is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK’s usual practice, over the coming quarter it expects to meet with investors globally to discuss this Quarterly Management Statement, the results contained herein and other matters relating to Santander UK.